EXHIBIT 99.1

Masdar to Acquire Saeta from Brookfield for $1.4 Billion

  As an established renewables platform equipped with end-to-end capabilities and strong growth opportunities, Saeta strengthens Masdar’s footprint in the Iberian Peninsula
  Successful execution of Brookfield’s business plan resulted in significant value creation and growth of Saeta
  The transaction would see Masdar acquire a portfolio of 745 MW of predominantly wind assets, and a 1.6 GW development pipeline in Spain and Portugal
  Deal advances Masdar’s growth plans in the region, representing one of Spain and Portugal’s largest renewable energy transactions, as the company targets global capacity of 100 GW by 2030

ABU DHABI, United Arab Emirates and MADRID, Sept. 24, 2024 (GLOBE NEWSWIRE) -- Abu Dhabi Future Energy Company PJSC - Masdar (“Masdar”), the UAE’s clean energy powerhouse, today announced the proposed acquisition of Saeta Yield (“Saeta”) from Brookfield Renewable (NYSE: BEP, BEPC; TSX: BEP.UN, BEPC), together with its institutional partners (“Brookfield”), for an implied enterprise value of c. $1.4 billion (€1.2 billion). Closing of the transaction is subject to customary approvals and is expected to occur around the end of 2024.

Saeta is a leading independent developer, owner and operator of renewable power assets with capabilities across the entire value-chain. The transaction consists of a portfolio of 745 megawatts (MW) of predominantly wind assets – 538 MW of wind assets in Spain, 144 MW of wind assets in Portugal and 63 MW solar PV assets in Spain – and includes a 1.6 gigawatt (GW) development pipeline. The transaction excludes a regulated portfolio of 350 MW of concentrated solar power assets, which Brookfield will retain and continue to operate.

Since acquiring the business in 2018, Brookfield has worked closely with Saeta’s management team to successfully execute a business plan focused on divesting non-core assets, optimizing its capital structure, and positioning the business for growth through hybridization, repowering, greenfield development and accretive tuck-in opportunities. The sale is in line with Brookfield Renewable’s asset rotation strategy to recycle capital to fund growth activities.

Representing one of Spain’s largest renewable energy transactions, the deal further cements Masdar’s position in the country, in one of Europe’s largest renewable markets. The deal demonstrates Masdar’s commitment to accelerating the energy transition in Spain, Portugal and Europe, and advances its growth plans in the region as the company targets global capacity of 100 GW by 2030. Recently, Masdar also announced an agreement with Endesa to become a partner for 2.5 GW of renewable energy assets in Spain, subject to regulatory approvals and other conditions.

HE Dr Sultan Al Jaber, UAE Minister of Industry and Advanced Technology, Chairman of Masdar and COP28 President, said:
“Masdar is committed to accelerating the delivery of clean energy capacity across the Iberian Peninsula and Europe. Representing one of Spain’s largest renewable energy transactions, this landmark deal with Brookfield Renewable builds on Masdar’s strong growth story, demonstrating our commitment to the EU’s wider net zero by 2050 target and unlocking new capacity. Matching words with actions, Masdar is further accelerating its ambitious growth plans, as well as supporting the delivery of the UAE Consensus ratified at COP28, to triple renewable energy capacity by 2030, enabling a just, orderly and equitable energy transition.”

Mark Carney, Chair and Head of Transition Investing at Brookfield, said: “We are thrilled to conclude this important transaction with Masdar. As global leaders in clean energy development, Brookfield and Masdar will continue to be important players to accelerate the journey towards a net-zero economy.”

Mohamed Jameel Al Ramahi, Chief Executive Officer of Masdar, added:
“With an operating capacity of 745 MW of predominantly wind assets, and a 1.6 GW development pipeline in Spain and Portugal, Saeta is a perfect complement to Masdar’s portfolio in Europe, following our recent partnership with Endesa for 2.5 GW of solar energy. This deal consolidates our footprint in the Iberian market by acquiring a well-established renewable platform, with a strong operational portfolio and management team, and tangible near-term and long-term growth opportunities, supporting Masdar’s expansion plans to reach 100 GW by 2030.”

Connor Teskey, Chief Executive Officer of Brookfield Renewable Partners, commented:
“We are pleased to have successfully supported Saeta throughout our ownership, having worked closely with the business to scale and optimize its renewable portfolio across Iberia. The company has a strong development pipeline and a top-tier management team, and is well positioned to continue delivering incremental renewable energy to the region over the coming years under Masdar’s sponsorship.”

Álvaro Pérez de Lema, Chief Executive Officer of Saeta, said:
“After more than six years of successful and profitable growth with Brookfield, we are very excited to open a new chapter in Saeta’s history with the arrival of Masdar as the new controlling shareholder. We look forward to working with Masdar to take Saeta to the next phase of its growth story, further consolidating its leadership position as an independent producer of renewable energy in Iberia.”

Advisors:
Masdar has retained Citigroup Global Markets Limited as its transaction advisor, Linklaters as legal advisor, UL as technical advisor and KPMG as its financial and tax advisor.

Brookfield retained Santander and Société Générale as its transaction advisors, Uría Menéndez as legal advisor, G-Advisory as technical advisor and KPMG as its tax advisor.

About Masdar

Masdar (Abu Dhabi Future Energy Company) is one of the world’s fastest-growing renewable energy companies. As a global clean energy pioneer, Masdar is advancing the development and deployment of solar, wind, geothermal, battery storage and green hydrogen technologies to accelerate the energy transition and help the world meet its net-zero ambitions. Established in 2006, Masdar has developed and invested in projects in over 40 countries with a combined capacity of over 20 gigawatts (GW), providing affordable clean energy access to those who need it most and helping to power a more sustainable future.

Masdar is jointly owned by TAQA, ADNOC, and Mubadala, and is targeting a renewable energy portfolio capacity of 100 GW by 2030 while aiming to be a leading producer of green hydrogen by the same year.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia. Our operating capacity totals over 34,000 megawatts and our development pipeline stands at approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

Brookfield Renewable is the flagship listed renewable power and transition company of Brookfield Asset Management, a leading global alternative asset manager with approximately $1 trillion of assets under management.

Contact information:

Masdar
For media enquiries, please contact: press@masdar.ae

For more information please visit: https://www.masdar.ae and connect: facebook.com/masdar.ae and twitter.com/masdar

Brookﬁeld

Media:
John Hamlin
Manager – Communications
M +44 743 605 4717
John.hamlin@Brookfield.com

Investors:
Alex Jackson
Vice President – Investor Relations
(416)-649-8196
alexander.jackson@brookfield.com

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This news release contains forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements can be identified by the use of words such as “will”, “expected”, “intend”, “potential”, “can” or variations of such words and phrases. Forward-looking statements in this news release include statements regarding the parties’ future expectations, beliefs, plans, objectives, financial condition, assumptions or future events or performance. Although Brookfield Renewable believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, no assurance is given that such expectations will prove to have been correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors, including the ability of the parties to realize the expected benefits of the transaction, which may cause the actual results, performance or achievements of Brookfield Renewable to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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